DeMint Law, PLLC

Anthony N. DeMint

Managing Member

3753 Howard Hughes Parkway	Direct Dial:	(702) 714-0889
Second Floor, Suite 314	Cellular:	(702) 232-4842
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

March 7, 2024

VIA EDGAR

Mr. Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Rebel Holdings, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
File No. 024-12357
Filed on February 22, 2024

Dear Mr. Fullem:

We have set forth below the responses of American Rebel Holdings, Inc. (“American Rebel” or the “Company”) to the comments contained in the comment letter dated March 6, 2024 from the staff of the Securities and Exchange Commission (the “Staff”). The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form 1-A (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comment. To expedite your review, we are also filing the Registration Statement marked to show changes from the filing on February 22, 2024. All page references in the Company’s responses are to the marked copies of the Registration Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Amendment No. 1 to Offering Statement on Form 1-A filed February 22, 2024

Executive Compensation, page 67

1. Comment: Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: The Executive Compensation disclosure in the Registration Statement has been revised to include compensation through the fiscal year ended December 31, 2023.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 702-714-0889.

Respectfully submitted,

/s/ Anthony N. DeMint
Anthony N. DeMint

cc:	Mr. Charles A. Ross, Jr., American Rebel Holdings, Inc.